Aristotle Spirits

Consolidated Financial Statement For Period Ending
December 31, 2021

Consolidated Balance Sheet

Aristotle Spirits	
Balance Sheet	
As of December 31, 2021	
	Total
ASSETS	
Current Assets	
Bank Accounts	
Dogwood Checking (2944)	46,311.19
North State Bank Checking (4344)	19,289.90
Sterns Bank Checking (2338)	0.20
Total Bank Accounts	**$ 65,601.29**
Accounts Receivable	
Accounts Receivable (A/R)	3,497.50
Total Accounts Receivable	**$ 3,497.50**
Other Current Assets	
Cash Register Funds	804.85
Leasehold Deposit	4,830.00
Manufacturing Inventory	
Bulk Spirit WIP	8,181.94
Finished Goods inventory	10,046.09
Manufacturing Supplies Inventory	10,732.86
Raw Materials inventory	1,522.37
Total Manufacturing Inventory	**$ 30,483.26**
Prepaid Inventory not yet received	0.00
Retail Inventory	
Alcohol Inventory	1,675.50
Merchandise Inventory	4,246.37
Total Retail Inventory	**$ 5,921.87**
Undeposited Funds	438.47
Total Other Current Assets	**$ 42,478.45**
Total Current Assets	**$ 111,577.24**
Fixed Assets	
Computers	5,571.81
Depreciation	-20,533.93
Furniture & Fixtures	9,218.00
Leasehold Improvements	175,932.48
Machinery & Equipment	205,166.41

Total Fixed Assets	**$ 375,354.77**
TOTAL ASSETS	**$ 486,932.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	10,367.82
Total Accounts Payable	**$ 10,367.82**
Credit Cards	
AMEX Credit Card (1004)	21,861.60
Chase Credit Card, Aristotle (5224)	6,137.45
Chase Credit Card, Old North (3571)	17,481.92
Total Credit Cards	**$ 45,480.97**
Other Current Liabilities	
Gift Card Outstanding	676.25
Payroll Tax Owed	0.04
Sales Tax Payable	-2,324.79
North Carolina Department of Revenue Payable	660.32
Out Of Scope Agency Payable	4,855.06
Total Sales Tax Payable	**$ 3,190.59**
SBA Line of Credit, Dogwood Bank	31,536.85
Tips	-235.60
Square Tips	-3,872.52
Tips Earned by Staff	0.00
Total Tips	**-$ 4,108.12**
Total Other Current Liabilities	**$ 31,295.61**
Total Current Liabilities	**$ 87,144.40**
Long-Term Liabilities	
SBA Loan, Dogwood Bank	508,583.25
Total Long-Term Liabilities	**$ 508,583.25**
Total Liabilities	**$ 595,727.65**
Equity	
Owner's Investment	226,271.29
Retained Earnings	-129,115.36
Net Income	-205,951.57
Total Equity	**-$ 108,795.64**
TOTAL LIABILITIES AND EQUITY	**$ 486,932.01**

Consolidated Income Statement

Aristotle Spirits	
Profit and Loss	
January - December 2021	
	Total
Income	
Cash Rewards and Interest Income	616.57
Discount Income	-957.25
Sales	1,637.34
Distribution Sales	17,403.02
Sales of Product Income	82,074.95
Total Sales	**$ 101,115.31**
Total Income	**$ 100,774.63**
Cost of Goods Sold	
Cost of Goods Sold	
Bar COGS	18,926.39
Distribution COGS	5,779.81
Merchandise COGS	2,739.12
Total Cost of Goods Sold	**$ 27,445.32**
Total Cost of Goods Sold	**$ 27,445.32**
Gross Profit	**$ 73,329.31**
Expenses	
General Business Expenses	
Advertising & Marketing	20,493.75
Bank Charges & Fees	328.00
Contractors	1,384.48
Dues and Subscriptions	530.25
Equipment Lease	1,489.00
Insurance	3,746.00
Interest Paid	6,398.05
Legal & Professional Services	6,933.05
Meals & Entertainment	347.40
Office Supplies & Software	9,432.66
Other Business Expenses	1,569.10
Payroll Wage Expenses	45,642.65
Rent & Lease	82,440.52
Repairs & Maintenance	4,931.64

Taxes & Licenses	6,654.11
Federal Excise Tax	349.46
NC Sales and use tax	1,684.51
NC State Excise Tax	1,568.00
payroll tax expense	4,837.23
Spiritous liquor tax	769.81
Wake County prepared food&Bev Tax	223.82
Total Taxes & Licenses	**$ 16,086.94**
Travel, Tolls, and Parking Fees	1.87
Utilities	10,725.48
Total General Business Expenses	**$ 212,480.84**
Production Expenses	
Job Supplies	25,237.08
Total Production Expenses	**$ 25,237.08**
Retail & Bar Expenses	
Bar Supplies	14,010.98
Shipping, Freight & Delivery	477.57
Total Retail & Bar Expenses	**$ 14,488.55**
Small Equipment Purchases < $2500	3,964.04
Square Fees	2,575.98
Total Expenses	**$ 258,746.49**
Net Operating Income	**-$ 185,417.18**
Other Expenses	
Asset Depreciation	20,533.93
Reconciliation Discrepancies	0.46
Total Other Expenses	**$ 20,534.39**
Net Other Income	**-$ 20,534.39**
Net Income	**-$ 205,951.57**

Consolidated Statement of Equity

Aristotle Spirits				
Statement of Equity				
December 31, 2020				
	Common Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance (1/1/21)	18,000	$167,740	-$129,115.36	$38,624.64
Contributions	5,853	$58,531.29		$58,531.29
Net Income			-$205,951.57	-$205,951.57
Ending Balance (12/31/2020)	23,853	$226,271.29	-$335,066.93	-$108,795.64

Consolidated Statement of Cash Flows

	Aristotle Spirits
	Statement of Cash Flows
	January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-205,951.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,497.50
Cash Register Funds	-804.85
Manufacturing Inventory:Bulk Spirit WIP	-8,181.94
Manufacturing Inventory:Finished Goods inventory	-10,046.09
Manufacturing Inventory:Manufacturing Supplies Inventory	-10,732.86
Manufacturing Inventory:Raw Materials inventory	-1,522.37
Prepaid Inventory not yet received	0.00
Retail Inventory:Alcohol Inventory	-1,675.50
Retail Inventory:Merchandise Inventory	-4,246.37
Depreciation	20,533.93
Accounts Payable (A/P)	10,367.82
AMEX Credit Card (1004)	21,861.60
Chase Credit Card, Aristotle (5224)	6,137.45
Chase Credit Card, Old North (3571)	17,481.92
Gift Card Outstanding	676.25
Payroll Tax Owed	0.04
Sales Tax Payable	-2,324.79
Sales Tax Payable:North Carolina Department of Revenue Payable	660.32
Sales Tax Payable:Out Of Scope Agency Payable	4,855.06
SBA Line of Credit, Dogwood Bank	30,585.57
Tips	-235.60
Tips:Square Tips	-3,872.52
Tips:Tips Earned by Staff	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 66,019.57**
Net cash provided by operating activities	**-$ 139,932.00**
INVESTING ACTIVITIES	
Computers	-5,571.81
Furniture & Fixtures	-9,218.00
Leasehold Improvements	-117,176.48

Machinery & Equipment	-14,719.79
Net cash provided by investing activities	**-$ 146,686.08**
FINANCING ACTIVITIES	
SBA Loan, Dogwood Bank	272,407.67
Owner's Investment	58,531.29
Net cash provided by financing activities	**$ 330,938.96**
Net cash increase for period	**$ 44,320.88**
Cash at beginning of period	21,718.88
Cash at end of period	**$ 66,039.76**

Notes to the consolidated financial statements

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of Tabula Rasa Co. DBA Aristotle Spirits (the "Company"). The financial statements only include information from Jan 1, 2021 through December 31, 2021.

Tabula Rasa Co. was incorporated in the state of North Carolina on June 19, 2019.

Tabula Rasa Co.DBA Aristotle Spirits opened to the public on June 25, 2021 and has launched a portfolio of distilled spirits. Along with the license to produce, store and distribute distilled spirits, Aristotle holds a permit for mixed beverage, wine and beer sales to the public.

Fiscal Year

The Company operated on a December 31st year end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of The Company, and have been prepared on accrual basis in accordance with generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to economic conditions at large and a host of factors beyond the Company's control can cause fluctuations in these conditions. The Company also operated in a highly regulated industry and the company has no control in changes to these regulations. Changes in any of these conditions could affect the Company's financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will settle in cash. The carrying value of the Company's receivables, net of allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, The Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at standard cost (which approximates cost determined on a first-in. First-out basis). At December 31, 2021 the balance of inventory (including raw materials, WIP and finished goods) in the production facility was $30,483.26 and inventory in the Bar (alcohol and merchandise) was $5,921.87

Intangible Assets

The company has no current intangible assets, though would consist of patents or trademarks in which the costs would be amortized over the useful life of the patent and values of trademarks would be estimated based upon market value.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Office equipment is depreciated over 5 years. Repairs and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying among of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward and reduce taxable income in future years.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Revenue Recognition

The Company recognizes revenue when (1) evidence exists of an arrangement with the customer reflecting terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized at the point of sale in the retail operation or upon shipment of sale from the production facility. The Company recorded $100,774.63 revenue in FY 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

2. Commitments and Contingencies

The Company is not currently involved in any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and Equipment consisted of the below at December 31, 2021

Asset	Beg of year	End of Year
Computers	0	$5,571.81
Furniture & Fixtures	0	$9,218.00
Leasehold Improvements	0	$175,932.48
Machinery and Equipment	0	$205,166.41
Accumulated Depreciation	0	$20,533.93
Total	0	$375,354.77

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the company shall have authority to issue is 1,000,000 total shares. As of December 31, 2021, 23,853 shares have been issued and are outstanding.